Exhibit 99.1

JOINT FILING AGREEMENT

Each of Bay City Capital LLC, Bay City Capital Management IV LLC, Bay City Capital Fund IV, L.P., and Bay City Capital Fund IV Co-Investment Fund, L.P. hereby express its agreement that the attached Schedule 13D (and any amendments thereto) relating to the securities of Madrigal Pharmaceuticals, Inc. is filed on behalf of each of them.

Date: July 29, 2016

/s/ Fred Craves, Ph.D.
Fred Craves, Ph.D., Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof; for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P.